SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Kforce Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

493732 10 1

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 493732 10 1	Page 2 of 4

Name of reporting person Howard W. Sutter I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	5	Sole voting power 161,964
	6	Shared voting power 1,403,516
	7	Sole dispositive power 12,788
	8	Shared dispositive power 1,552,692
9	Aggregate amount beneficially owned by each reporting person 1,565,480
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 4.6%
12	Type of reporting person* IN

CUSIP No. 493732 10 1	Page 3 of 4

Item 1.	(a) Name of Issuer: Kforce Inc., a Florida corporation

(b) Address of Issuer’s Principal Executive Offices: 1001 East Palm Avenue, Tampa, Florida 33605

Item 2.	(a) Name of Person Filing: Howard W. Sutter

(b) Address of Principal Business Office: 1001 East Palm Avenue, Tampa, Florida 33605

(c) Citizenship: U.S.A.

(d) Title of Class of Securities: Common Stock, par value $0.01

(e) CUSIP Number: 493732 10 1

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership

(a) Amount Beneficially Owned (describe): Of the 1,565,480 shares reported pursuant to this Schedule 13G: (i) 12,788 shares are held directly; (ii) 149,176 shares are held in the Dunkel Family Receptacle Trust, over which Mr. Sutter has sole voting power and shared dispositive power; (iii) 1,398,516 shares are held by Sutter Investments Ltd., over which Mr. Sutter has shared voting and dispositive power; and (iv) 5,000 shares are held by Mr. Sutter’s spouse, over which Mr. Sutter has shared voting and dispositive power.

(b) Percent of Class: 4.6%, based on 33,726,786 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2013.

(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 161,964

(ii)	Shared power to vote or to direct the vote: 1,403,516

(iii)	Sole power to dispose or to direct the disposition of: 12,788

(iv)	Shared power to dispose or to direct the disposition of: 1,552,692

CUSIP No. 493732 10 1	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting the reporting person ceased to be a beneficial owner of more than 5% of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of Group

N/A

Item 9.	Notice of Dissolution of the Group

N/A

Item 10.	Certification

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014

By:	/s/ Howard W. Sutter
Howard W. Sutter